# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MultiPlan Corp, CIK 0001793229
CUSIP: 62548M209
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 115 FIFTH AVENUE, NEW YORK, New York (NY), 10003
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001193125-20-268553
Filed by CIK 0001531051
Persons authorized to receive notices and communications: Jennifer Bellah Maguire, Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California (CA), 90071-7986, (213) 229-7986

## Reporting persons
- Green Equity Investors VI, L.P. (CIK 0001531051): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
- Green Equity Investors Side VI, L.P. (CIK 0001531059): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
- LGP Associates VI-A LLC (CIK 0001568921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
  Comment: (Limited Liability Company)
- LGP Associates VI-B LLC (CIK 0001568923): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
  Comment: (Limited Liability Company)
- GEI Capital VI, LLC (CIK 0001632071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
  Comment: (Limited Liability Company)
- Green VI Holdings, LLC (CIK 0001632074): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
  Comment: (Limited Liability Company)
- Leonard Green & Partners, L.P. (CIK 0001175523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
- LGP Management, Inc. (CIK 0001175525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
- Peridot Coinvest Manager LLC (CIK 0001632725): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 778,583; sole dispositive power 0; shared dispositive power 778,583; aggregate amount beneficially owned 778,583 (4.8% of the class)
  Comment: (Limited Liability Company)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: MultiPlan Corp
Address of issuer's principal executive offices: 115 FIFTH AVENUE, NEW YORK, New York (NY), 10003
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Multiplan Corporation, a Delaware corporation (the "Issuer"). This Amendment is being filed to report a change in the number of shares held by the Reporting Persons as a result of the sale of shares of Common Stock by the Reporting Persons.
This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Common Stock of the Issuer.

## Item 2. Identity and Background
Name of person filing:
The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a) As of the date of this statement, (i) GEI VI is the record owner of 475,393 shares of Common Stock, (ii) GEI Side VI is the record owner of 283,334 shares of Common Stock, (iii) Associates VI-A is the record owner of 1,269 shares of Common Stock, and (iv) Associates VI-B is the record owner of 18,587 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Item 2 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 2 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On January 3, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 3,053, 1,820, 8 and 119 shares of Common Stock, respectively, at a weighted-average price of $14.06 per share. On January 6, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 20,372, 12,142, 54 and 796 shares of Common Stock, respectively, at a weighted-average price of $12.22 per share. On January 7, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 14,288, 8,516, 38 and 558 shares of Common Stock, respectively, at a weighted-average price of $12.11 per share. On January 8, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 9,831, 5,859, 26 and 384 shares of Common Stock, respectively, at a weighted-average price of $12.30 per share. On January 10, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 7,022, 4,185, 19 and 274 shares of Common Stock, respectively, at a weighted-average price of $12.34 per share. On January 13, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 35,353, 21,071, 94 and 1,382 shares of Common Stock, respectively, at a weighted-average price of $13.98 per share. On January 14, 2025, GEI VI, GEI Side VI, Associates VI-A and Associates VI-B sold 21,615, 12,882, 58 and 845 shares of Common Stock, respectively, at a weighted-average price of $14.71 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of this Amendment, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

## Signatures
- Green Equity Investors VI, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of GEI Capital VI, LLC, its General Partner (01/16/2025)
- Green Equity Investors Side VI, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of GEI Capital VI, LLC, its General Partner (01/16/2025)
- LGP Associates VI-A LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of Peridot Coinvest Manager LLC, its Manager (01/16/2025)
- LGP Associates VI-B LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of Peridot Coinvest Manager LLC, its Manager (01/16/2025)
- GEI Capital VI, LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (01/16/2025)
- Green VI Holdings, LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of LGP Management, Inc., its Managing Member (01/16/2025)
- Leonard Green & Partners, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of LGP Management, Inc., its General Partner (01/16/2025)
- LGP Management, Inc.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (01/16/2025)
- Peridot Coinvest Manager LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (01/16/2025)